Exhibit 21.1

MONOCLE ACQUISITION CORPORATION

LIST OF SUBSIDIARIES

Entity Name	Jurisdiction of Organization
Monocle Holdings Inc.	Delaware
Monocle Merger Sub 1 Inc.	Delaware
Monocle Merger Sub 2 LLC	Delaware